November 2, 2005

Jeffrey Schultz
President/CEO
Secured Financial Network, Inc.
Plantation, FL 33324

Dear Jeff,

As you know, I have been undergoing medical treatment. My doctors have convinced me to devote all time necessary to my recovery and therefore I feel it best for the company and me that I resign from the Board of Directors and a Chairman of the Audit Committee immediately.

Best wishes to the company and yourself,

Very truly yours,

/s/ George E. Weast, Jr.
-------------------------
    George E. Weast, Jr.

GEW/br